UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER, 2014

Commission File Number: 001-33621

ALEXCO RESOURCE CORPORATION
(Translation of registrant's name into English)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Interim Condensed Consolidated Financial Statements for the Period Ended September 30, 2014

99.2	Management’s Discussion and Analysis for the Period Ended September 30, 2014

99.3	Form 52-109F2 Certification of interim filings - full certificate - CEO

99.4	Form 52-109F2 Certification of interim filings - full certificate - CFO

99.5	News Release Dated November 13, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXCO RESOURCE CORP.
(Registrant)

Date: November 13, 2014	By:	/s/ David E. Whittle
David E. Whittle
Chief Financial Officer